                                                                       EXHIBIT 1


                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION.

         Summary Compensation Table. The following table sets forth certain information concerning the compensation earned during the Company's last three fiscal years by the Company's Chief Executive Officer, Executive Vice President, and Chief Financial Officer, the only executive officers of the Company earning compensation in excess of $100,000 (collectively the "named executive officers"):

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                                            Annual Compensation             Long-Term Compensation
                                 -----------------------------------------------------------------------
                                                                            Awards           Payouts
                                                             Other    ----------------------------------
                                                            Annual      Restricted                        All Other
                                                            Compen-       Stock                    LTIP      Compen-
 Name and Principal    Fiscal      Salary       Bonus       sation      Award(s)      Options    Payouts     sation
      Position          Year        ($)          ($)        ($)(1)        ($)           (#)        ($)        ($)
-----------------------------------------------------------------------------------------------------------------------
Charles F. Bayless      1996      196,875      30,000         -            -        90,000        -          -
President and Chief     1995      170,700      60,000         -            -        50,000        -          -
Executive Officer       1994      148,158      50,000         -            -        50,000        -          -
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Thomas W. O'Brien       1996      122,163         -           -            -        35,000        -          -
Executive Vice          1995      114,246      20,000         -            -        20,000        -          -
President               1994      100,913      16,000         -            -         3,000        -          -
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Neil A. Johnson         1996      137,500      20,000         -            -        70,000        -          -
Senior Vice             1995      118,333      40,000         -            -        15,000        -          -
President, Finance      1994       27,147(2)      -           -            -        40,000        -          -
and Chief Financial
Officer
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

(1) Certain of the Company's executive officers receive personal benefits in addition to salary; however, the Company has concluded that the aggregate amounts of such personal benefits do not exceed the lesser of $50,000 or 10% of annual salary and bonus reported for any named executive officer.
(2)      Represents partial year compensation.

         Employment Agreements. The Company has written amended employment agreements with Charles F. Bayless and Thomas W. O'Brien. Such amended agreements have no stated term. Pursuant to Mr. Bayless' amended agreement, he receives a base salary of not less than $115,000 per year. Pursuant to such amended agreement, Mr. Bayless was also granted options to purchase 150,000 shares of common stock under the Company's 1988 stock option plan and options to purchase 100,000 shares of common stock in accordance with the terms of the amended employment agreement. Pursuant to Mr. O'Brien's amended agreement, he receives a base salary of not less than $93,500 per year. Pursuant to such amended agreement, Mr. O'Brien was also granted options to purchase 60,000 shares of common stock under the Company's 1988 stock option plan and options to purchase 40,000 shares of common stock in accordance with the terms of the amended employment agreement. Pursuant to such amended agreements, Messrs. Bayless and O'Brien will have a reasonable opportunity to earn a minimum of 15% and 10%, respectively, of their respective base salaries in bonuses pursuant to annual bonus plans adopted by the Board of Directors.

         Stock Option Grant Table. The following table sets forth certain information concerning options granted to the named executive officers during the Company's fiscal year ended May 31, 1996:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                 NUMBER OF SHARES OF      PERCENT OF TOTAL
                              COMMON STOCK UNDERLYING    OPTIONS GRANTED TO        EXERCISE OR BASE
                                  OPTIONS GRANTED          EMPLOYEES IN               PRICE         EXPIRATION
   NAME                                (#)                  FISCAL YEAR               ($/SH)           DATE
-------------------------------------------------------------------------------------------------------------------
Charles F. Bayless                  65,000(1)                13.87%                 $3.41           June 23, 2005
                                    25,000(2)                 5.34%                 $2.76            May 20, 2006

Thomas W. O'Brien                   20,000(1)                 4.27%                 $3.41           June 23, 2005
                                    15,000(3)                 3.20%                 $3.25            May 20, 2006

Neil A. Johnson                     40,000(1)                 8.54%                 $3.41           June 23, 2005
                                    30,000(2)                 6.40%                 $2.76            May 20, 2006
-------------------------------------------------------------------------------------------------------------------

(1) All such incentive options were granted on July 23, 1995 for the number of shares indicated at an exercise price equal to 100% of the fair market value of the common stock on the date of grant. The options become exercisable in three equal annual increments commencing on the date of grant.

(2) All such nonqualified options were granted on May 20, 1996 for the number of shares indicated at an exercise price equal to 85% of the fair market value of the common stock on the date of grant of $3.25. The options became exercisable on the date of grant.

(3) All such incentive options were granted on May 20, 1996 for the number of shares indicated at an exercise price equal to 100% of the fair market value of the common stock on the date of grant. The options become exercisable in three equal annual increments commencing on the date of grant.

         Stock Option Exercises and Holdings Table. The following table provides information concerning the exercise of options and the value of unexercised options held by the named executive officers at May 31, 1996:

                         AGGREGATE OPTION EXERCISES IN
              LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES
---------------------------------------------------------------------------------------------------------------
                         SHARES
                        ACQUIRED
                           ON          VALUE         NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                        EXERCISE     REALIZED               OPTIONS                  IN-THE-MONEY OPTIONS
         NAME              (#)          ($)          AT FISCAL YEAR END (#)        AT FISCAL YEAR END ($)(1)
---------------------------------------------------------------------------------------------------------------
                                                 EXERCISABLE    UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
---------------------------------------------------------------------------------------------------------------
 Charles F. Bayless         -            -         380,001          59,999        $1,000,784       $25,567

 Thomas W. O'Brien      11,000       $36,025       106,001          29,999           275,424        15,367

 Neil A. Johnson            -            -          93,334          31,666            45,067        15,732
---------------------------------------------------------------------------------------------------------------

-----------------------------------------

(1) Values stated are based on the average of the high and low bid quotations of $4.00 per share of the Company's common stock reported by NASDAQ on May 31, 1996, the last trading day of the fiscal year, and equal the aggregate amount by which the market value of the option shares exceeds the exercise price of such options at the end of the fiscal year.


         Director Compensation. Outside directors of the Company, presently consisting of Messrs. Turner and Keane, are reimbursed for all reasonable expenses incurred in attending each Board or Board committee meeting.

         In March 1993, as incentive to contribute to the Company's success, and pursuant to the terms of two separate Agreements Regarding Compensation of Outside Directors entered into with Messrs. Turner and Keane, the Company granted to each such outside director nonqualified options to purchase up to 36,000 shares of common stock, at a purchase price of $1.00 per share. See "EXECUTIVE COMPENSATION-Director Option Plans."

         Each outside director automatically receives a grant of 5,000 nonqualified stock options each year on the fifth business day following the first public release of the Company's audited earnings report on results of operations for the preceding fiscal year. See "EXECUTIVE COMPENSATION-1988 and 1994 Option Plans."

         Each outside director receives an annual fee of $7,500, $1,250 for each board meeting attended (not to exceed $7,500 in a twelve-month period) and $300 for each committee meeting attended.

         Stock Option Plans.

         1988 and 1994 Option Plans. Under the Company's 1988 Stock Option Plan ("1988 Option Plan"), options to purchase up to 450,000 shares of the Company's common stock may be granted to officers and other key employees of the Company. Under the Company's 1994 Stock Option Plan (the "1994 Option Plan"), options to purchase up to 1,500,000 shares of the Company's common stock may be granted to employees, outside directors, consultants and advisors of the Company. The 1988 and 1994 Option Plans are sometimes collectively referred to as the "Option Plans." The Option Plans permit the award of incentive stock options and nonqualified stock options. The Option Plans are administered by the Compensation and Stock Option Committee, with sole discretion, subject to the terms of the Option Plans, to set the specific terms and conditions of options granted under the Option Plans.

         Generally, stock options granted under the Option Plans will be exercisable at such prices as the Committee establishes but not less than (i) the market price of the Company's common stock on the date of grant in the case of an incentive stock option (or 110% of the market price with respect to a holder of 10% or more of the Company's common stock), and (ii) 85% of the market price of the Company's common stock on the date of grant in the case of a nonqualified stock option. In general, options may be exercised following termination of employment only to the extent exercisable on the date of such termination and only within three months of termination. A longer period may apply if employment terminates because of disability or death or if the optionee dies during the three-month period following termination of employment. Options generally expire immediately upon termination of employment for cause. In no event may an option be exercised more than 10 years after the date of grant (or five years with respect to a holder of 10% or more of the Company's common stock in the case of an incentive option). Under the Option Plans, stock options may be exercised by payment in cash of the exercise price with respect to each share to be purchased, by delivering common stock of the Company already owned by such optionee with a market value equal to the exercise price, or by a method in which a concurrent sale of the acquired stock is arranged with the exercise price payable in cash from such sale proceeds.

         Unless sooner terminated by the Board of Directors, the 1988 Option Plan terminates on October 14, 1998, and the 1994 Option Plan terminates on March 1, 2004. Stock options outstanding on a termination date, will remain outstanding according to their terms. Shares covered by an option (or portion thereof) which expires, terminates or is canceled for any reason other than exercise of the option will again be available for awards under the Option Plan.

        The 1994 Option Plan provides that each outside director (as defined therein) will automatically receive a grant of 5,000 nonqualified stock options each year on the fifth business day following the first public release of the Company's audited earnings report on results of operations for the preceding fiscal year. Each such option will become exercisable in whole or in part on the first anniversary of the award through the balance of its ten-year term. Subject to availability of shares allocated to the 1994 Option Plan and not already reserved for other outstanding stock options, outside directors who join the Board in the future will in addition receive an initial grant of options for 15,000 shares, which will become exercisable in five equal increments beginning on the first anniversary of the award and on each of the next four succeeding anniversary dates. Such options will be exercisable for a term of ten years. Such options will be awarded upon their appointment or election to the Board. Options, once granted and to the extent exercisable, will remain exercisable throughout their term, regardless of whether the holder continues as a director. The option exercise price of the options is equal to 100% of the fair market value of the covered shares of common stock at the time of grant.

         As of August 27, 1996 options for 1,003,966 shares of common stock had been granted under the Option Plans and were outstanding, with a weighted average exercise price of $2.81 per share, and an additional 860,500 shares were available for issuance upon exercise of options which may be granted in the future. As of August 27, 1996, options to purchase 78,200 shares and 5,834 shares had been exercised under the 1988 Option Plan and 1994 Option Plan, respectively.

         Director Option Plans. In March 1993, as incentive to contribute to the Company's success, and pursuant to the terms of two separate Agreements Regarding Compensation of Outside Directors ("Compensation Contracts") entered into with Messrs. Turner and Keane, the Company granted to each such outside director nonqualified options to purchase up to 36,000 shares of common stock, at a purchase price of $1.00 per share. The purchase price of the shares of common stock issuable upon exercise of options granted under the Compensation Contracts is payable in cash, an equivalent fair market value of common stock, by cashless exercise procedures, or a combination of the foregoing, and must be paid in full at the time of exercise of such options. The purchase price and the number of shares issuable upon exercise of the options are subject to adjustments in the event that certain changes in capitalization should occur.

         Each option granted under the Compensation Contracts became exercisable in three cumulative annual installments of 12,000 shares each, commencing on the effective date of grant. Each such option, to the extent exercisable remains exercisable until the tenth anniversary of its effective date of grant. As of August 27, 1996 options to purchase 36,000 shares had been exercised under the Compensation Contracts.

         In the event an optionee dies, the options granted under the Compensation Contracts may be exercised by the optionee's legal representative, heir or legatee (as the case may be) at any time prior to the respective stated expiration dates of the options, to the extent such options are exercisable prior to the optionee's death. In the event an optionee ceases to serve as a director of the Company for any reason other than the optionee's death, the options granted under the Compensation Contracts may be exercised at any time prior to the respective stated expiration dates of the options, to the extent such options were exercisable prior to cessation of the optionee's service as a director.

         Options granted under the Compensation Contracts are not transferable except by will or by the laws of descent and distribution. An option is exercisable during the lifetime of an optionee only by the optionee. After the death of an optionee, the option may be exercised prior to its termination by the optionee's legal representative, heir or legatee. The terms of each option granted under the Compensation Contracts may be amended only upon the written consent of the Company and the optionee.

         Officer Option Plans. Up to 140,000 shares of the Company's common stock are issuable upon exercise of options to two executive officers of the Company pursuant to two amended employment agreements entered into effective February 20, 1991. See "EXECUTIVE COMPENSATION-Employment Agreements." Pursuant to the terms of the options granted, one of the optionees was granted nonqualified options to purchase up to 100,000 shares of common stock at $1.00 per share and the other optionee was granted nonqualified options to purchase up to 40,000 shares at $1.00 per share.

         Each option became exercisable as to all option shares upon the effective date of grant, February 20, 1991, and will remain exercisable until the optionee ceases to be employed by the Company. As of August 27, 1996, no options had been exercised under these officer option plans. The options are not transferable and are exercisable during the lifetime of an optionee only by the optionee. The terms of each option granted may be amended only upon written consent of the Company and the optionee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Sunwestern Investment Fund, Sunwestern Capital Ltd., Sunwestern Investment Fund II and Sunwestern Cayman 1984 Partners (collectively the "Sunwestern Entities"), current or former principal stockholders of the Company, hold certain demand and piggyback registration rights. Such rights were granted to the Sunwestern Entities in connection with various prior convertible debt financing transactions. The Company has agreed to indemnify the holders of securities which are so registered against certain liabilities under the Securities Act of 1933. Two of the Company's eight directors are affiliates of the Sunwestern Entities.

         Sears, Roebuck and Co. ("Sears"), the Company's principal customer and a principal stockholder, holds certain demand and piggyback registration rights. The Company has agreed to indemnify Sears against certain liabilities in connection with any shares so registered.

         On December 29, 1994, Sears acquired from the Company, in a private transaction, 3,333,333 shares of the Company's newly issued common stock. The stock acquisition was effected pursuant to a stock purchase agreement. Consideration for the stock acquisition included: (i) $4.5 million in cash,
(ii) execution of a service agreement providing for a 10-year term, (iii) the transfer of certain assets including furniture, fixtures, leasehold improvements and equipment (valued at approximately $1,223,000), and (iv) the transfer of leasehold interests for two facilities.

          After consummation of the stock acquisition, Sears held approximately 65% of the Company's outstanding common stock as compared to approximately 49% prior to consummation of the stock acquisition. The stock purchase agreement provides Sears with the right to acquire additional shares of capital stock upon the issuance by the Company of additional capital stock (except in certain limited cases) in order to maintain the same proportion of voting power of the Company as it owned prior to the issuance. Under such stock purchase agreement, the Company has agreed to take reasonable steps not inconsistent with applicable law or the fiduciary duties of its directors to cause three nominees of Sears to be included in its authorized slate of nominees at all meetings of stockholders for the election of directors. Two of the Company's directors, both of which are nominees for director, are affiliates of Sears. The non-director nominee for director is also an affiliate of Sears. Sears is and was, prior to the stock acquisition, the Company's principal service customer.

         Over 90% of the Company's revenues for fiscal 1996 were attributable to services provided to Sears pursuant to two service agreements. The first service agreement, entered into in May 1993, is for a seven year term and covers consumer support, parts support, technical support, database maintenance, home office center support and administrative services. The second service agreement, entered into in December 1994, is for a ten year term and covers parts sales order and repair technician scheduling services. After the lapse of any applicable cure periods, each of the agreements is terminable by either party in the event of non-compliance by the other party with certain provisions relating to performance of services in accordance with specified minimum standards, maintenance of required insurance and fulfillment of indemnity and confidentiality obligations. Each agreement (or, in some cases, only a service provided under such agreement) is also terminable by Sears, on 180 days' notice, in certain events as set forth in the respective agreements. In specified termination situations under the ten-year agreement, during the first three years of the term of such agreement, Sears is obligated to assume certain leases and purchase certain assets from the Company, which obligations abate during such three-year period.

         The Company believes that the transactions referred to above are no less favorable to the Company than transactions which could have been obtained from unrelated third parties. Any future transactions between the Company and related parties will be approved by disinterested directors and will be on terms no less favorable than those which could have been obtained from unrelated third parties.